Exhibit 99.1

Melco Announces Unaudited Third Quarter 2025 Earnings

MACAU, Nov. 06, 2025 (GLOBE NEWSWIRE) — Melco Resorts & Entertainment Limited (Nasdaq: MLCO) (“Melco” or the “Company”), a developer, owner, and operator of integrated resort facilities in Asia and Europe, today reported its unaudited financial results for the third quarter of 2025.

Total operating revenues for the third quarter of 2025 were US$1.31 billion, representing an increase of approximately 11% from US$1.18 billion for the comparable period in 2024. The increase in total operating revenues was primarily attributable to the improved performance in both overall gaming and non-gaming operations.

Operating income for the third quarter of 2025 was US$184.5 million, compared with US$138.6 million in the third quarter of 2024.

Melco’s Adjusted Property EBITDA(1) was US$380.4 million in the third quarter of 2025, compared with US$322.6 million in the third quarter of 2024.

Net income attributable to Melco Resorts & Entertainment Limited for the third quarter of 2025 was US$74.7 million, or US$0.19 per ADS, compared with US$27.3 million, or US$0.06 per ADS, in the third quarter of 2024. The net loss attributable to noncontrolling interests was US$12.6 million and US$14.6 million during the third quarters of 2025 and 2024, respectively, the majority of which related to the net loss attributable to Studio City and City of Dreams Mediterranean and Other.

Mr. Lawrence Ho, our Chairman and Chief Executive Officer, commented, “Our properties in Macau delivered solid growth in the third quarter of 2025 with Macau Property EBITDA improving by 21% year-over-year. Margins remained stable, underscoring the strength of our core business and focus on cost discipline. We introduced new gaming areas and facilities during the quarter, providing our patrons with a differentiated experience, and will continue to introduce new initiatives that will elevate the quality of engagement with our customers.

“In the Philippines, Property EBITDA grew 45% quarter-over-quarter, and in Cyprus, City of Dreams Mediterranean and our satellite casinos had its best quarter since opening with Property EBITDA growing 53% year-over-year.”

City of Dreams Third Quarter Results

For the quarter ended September 30, 2025, total operating revenues at City of Dreams were US$672.6 million, compared with US$563.9 million in the third quarter of 2024. City of Dreams’ Adjusted EBITDA was US$206.9 million in the third quarter of 2025, compared with US$162.8 million in the third quarter of 2024. The year-over-year increase in Adjusted EBITDA was primarily a result of better performance in all gaming and non-gaming operations.

Rolling chip volume increased to US$5.58 billion during the third quarter of 2025, compared with US$3.30 billion in the third quarter of 2024 and win rate was 3.68% in the third quarter of 2025 versus 3.97% in the third quarter of 2024. The expected rolling chip win rate range is

2.85%-3.15%.

Mass market table games drop increased to US$1.66 billion in the third quarter of 2025, compared with US$1.40 billion in the third quarter of 2024 and hold percentage was 29.8% in the third quarter of 2025, compared with 32.3% in the third quarter of 2024.

Gaming machine handle for the third quarter of 2025 was US$1.04 billion, compared with US$0.94 billion in the third quarter of 2024 and win rate was 3.2% in both the third quarters of 2025 and 2024.

Total non-gaming revenue at City of Dreams in the third quarter of 2025 was US$94.8 million, compared with US$78.7 million in the third quarter of 2024.

Studio City Third Quarter Results

For the quarter ended September 30, 2025, total operating revenues at Studio City were US$375.3 million, compared with US$364.7 million in the third quarter of 2024. Studio City’s Adjusted EBITDA was US$104.7 million in the third quarter of 2025, compared with US$92.8 million in the third quarter of 2024. The year-over-year increase in Adjusted EBITDA was primarily a result of better mass market performance.

Mass market table games drop was US$942.5 million in the third quarter of 2025, compared with US$912.9 million in the third quarter of 2024 and hold percentage was 33.1% in the third quarter of 2025, compared with 30.7% in the third quarter of 2024.

Gaming machine handle for the third quarter of 2025 was US$873.3 million, compared with US$853.0 million in the third quarter of 2024 and win rate was 3.7% in the third quarter of 2025, compared with 3.3% in the third quarter of 2024.

Total non-gaming revenue at Studio City was US$85.9 million in the third quarter of 2025, compared with US$89.3 million in the third quarter of 2024.

As reported in the earnings release for the fourth quarter of 2024, Studio City has strategically repositioned itself to focus on the premium mass and mass operations, and VIP rolling chip operations at Studio City were transferred to City of Dreams in late October 2024.

Altira Macau Third Quarter Results

For the quarter ended September 30, 2025, total operating revenues at Altira Macau were US$25.6 million, compared with US$30.5 million in the third quarter of 2024. Altira Macau’s negative Adjusted EBITDA was US$0.7 million in the third quarter of 2025, compared with negative Adjusted EBITDA of US$1.1 million in the third quarter of 2024.

Mass market table games drop was US$112.6 million in the third quarter of 2025 versus US$135.5 million in the third quarter of 2024 and hold percentage was 19.4% in the third quarter of 2025, compared with 21.7% in the third quarter of 2024.

Gaming machine handle for the third quarter of 2025 was US$119.6 million, compared with US$148.0 million in the third quarter of 2024 and win rate was 3.1% in the third quarter of 2025 versus 1.8% in the third quarter of 2024.

Total non-gaming revenue at Altira Macau was US$5.1 million in the third quarter of 2025, compared with US$5.4 million in the third quarter of 2024.

Mocha and Other Third Quarter Results

As part of the Company’s development strategy and in accordance with Macau law, Grand Dragon Casino and one of the six Mocha Clubs, namely Mocha Kuong Fat, ceased operations in September 2025. Following these closures, 15 gaming tables were re-allocated to City of Dreams, and 90 gaming machines were re-allocated to Studio City. Another two of the remaining five Mocha Clubs will progressively cease operations before the end of 2025, with its electronic gaming machines being reallocated to the Company’s other gaming areas in Macau.

Total operating revenues from Mocha and Other were US$28.6 million in the third quarter of 2025, compared with US$30.6 million in the third quarter of 2024. Mocha and Other’s Adjusted EBITDA was US$5.8 million in the third quarter of 2025, compared with US$6.9 million in the third quarter of 2024.

Mass market table games drop was US$44.4 million in the third quarter of 2025 versus US$57.2 million in the third quarter of 2024 and hold percentage was 19.5% in the third quarter of 2025 versus 16.6% in the third quarter of 2024.

Gaming machine handle for the third quarter of 2025 was US$522.6 million, compared with US$519.1 million in the third quarter of 2024 and win rate was 4.0% in the third quarter of 2025 versus 4.3% in the third quarter of 2024.

City of Dreams Manila Third Quarter Results

For the quarter ended September 30, 2025, total operating revenues at City of Dreams Manila were US$110.7 million, compared with US$118.9 million in the third quarter of 2024. City of Dreams Manila’s Adjusted EBITDA was US$41.3 million in the third quarter of 2025, compared with US$45.9 million in the comparable period of 2024. The year-over-year decrease in Adjusted EBITDA was primarily a result of softer performance in gaming machine and non-gaming operations.

City of Dreams Manila’s rolling chip volume was US$516.9 million in the third quarter of 2025 versus US$614.3 million in the third quarter of 2024 and win rate was 4.37% in the third quarter of 2025 versus 3.88% in the third quarter of 2024. The expected rolling chip win rate range is 2.85%-3.15%.

Mass market table games drop decreased to US$144.1 million in the third quarter of 2025, compared with US$172.4 million in the third quarter of 2024 and hold percentage was 36.0% in the third quarter of 2025, compared with 32.8% in the third quarter of 2024.

Gaming machine handle for the third quarter of 2025 was US$0.99 billion, compared with US$1.11 billion in the third quarter of 2024 and win rate was 5.1% in the third quarter of 2025 versus 5.2% in the third quarter of 2024.

Total non-gaming revenue at City of Dreams Manila in the third quarter of 2025 was US$24.1 million, compared with US$29.0 million in the third quarter of 2024.

City of Dreams Mediterranean and Other Third Quarter Results

The Company operates City of Dreams Mediterranean in conjunction with three satellite casinos in Cyprus.

Total operating revenues at City of Dreams Mediterranean and Other for the quarter ended September 30, 2025 were US$85.8 million, compared with US$64.4 million in the third quarter of 2024. City of Dreams Mediterranean and Other’s Adjusted EBITDA was US$23.2 million in the third quarter of 2025, compared with US$15.1 million in the third quarter of 2024.

Rolling chip volume was US$1.4 million for the third quarter of 2025 versus US$14.6 million in the third quarter of 2024 and win rate was 6.94% in the third quarter of 2025, compared with negative 0.92% in the third quarter of 2024. The expected rolling chip win rate range is 2.85%-3.15%. The significant fluctuation on the rolling chip win rate resulted from low gaming volumes.

Mass market table games drop was US$188.5 million in the third quarter of 2025, compared with US$138.8 million in the third quarter of 2024 and hold percentage was 21.8% in the third quarter of 2025, compared with 20.7% in the third quarter of 2024.

Gaming machine handle for the third quarter of 2025 was US$690.9 million, compared with US$558.9 million in the third quarter of 2024 and win rate was 5.3% in the third quarter of 2025 versus 5.2% in the third quarter of 2024.

Total non-gaming revenue at City of Dreams Mediterranean and Other in the third quarter of 2025 was US$30.4 million, compared with US$25.0 million in the third quarter of 2024.

Other Operations

Other Operations include the Company’s casino operations at City of Dreams Sri Lanka, which commenced business on August 1, 2025, and provision of management services to the Nüwa hotel at City of Dreams Sri Lanka, which opened to the public on July 15, 2025.

Total operating revenues from Other Operations were US$6.1 million for the quarter ended September 30, 2025. Adjusted EBITDA from Other Operations was negative US$0.6 million in the third quarter of 2025.

Other Factors Affecting Earnings

Total net non-operating expenses for the third quarter of 2025 were US$121.6 million, which mainly included interest expense, net of amounts capitalized of US$113.3 million.

Depreciation and amortization costs of US$138.3 million were recorded in the third quarter of 2025, of which US$5.0 million related to the amortization expense for land use rights.

Adjusted EBITDA for Studio City for the three months ended September 30, 2025 referred to above was US$26.6 million more than the Adjusted EBITDA of Studio City reported in the earnings release for Studio City International Holdings Limited (“SCIHL”) dated November 6, 2025 (the “Studio City Earnings Release”). Adjusted EBITDA of Studio City reported in the Studio City Earnings Release includes certain intercompany charges that are not included in Adjusted EBITDA for Studio City reported in this press release. Such intercompany charges include, among other items, fees and shared service charges billed between SCIHL and its subsidiaries and certain subsidiaries of Melco. Additionally, Adjusted EBITDA of Studio City presented in this press release does not reflect certain gaming concession related costs and certain intercompany costs related to the gaming operations at Studio City Casino.

Financial Position and Capital Expenditures

Total cash and bank balances as of September 30, 2025 aggregated to US$1.61 billion, including US$125.2 million of restricted cash.

Total debt, net of unamortized deferred financing costs and original issue premiums, was US$7.35 billion at the end of the third quarter of 2025.

In July 2025, Studio City Finance Limited repaid US$221.6 million principal amount outstanding under the 6.00% senior notes upon maturity on July 15, 2025 with a HK$1,337.0 million (equivalent to US$170.3 million) drawdown from the senior secured credit facilities entered into by Studio City Company Limited and the remainder with cash on hand.

During the quarter ended September 30, 2025, Melco repaid HK$547.0 million (equivalent to US$70.2 million) principal amount outstanding under the revolving credit facilities entered into by MCO Nominee One Limited, and Studio City Company Limited repaid HK$468.0 million (equivalent to US$60.0 million) principal amount outstanding under the senior secured credit facility.

In September 2025, Melco Resorts Finance Limited issued US$500.0 million aggregate principal amount of 6.50% senior notes due 2033. The proceeds were used to settle a conditional tender offer and early redemption of its 5.25% senior notes due 2026 (“2026 Senior Notes”). The conditional tender offer for US$142.1 million of 2026 Senior Notes was settled on September 24, 2025, while the early redemption of the remaining US$357.9 million of 2026 Senior Notes not tendered was settled on October 27, 2025.

Subsequent to the quarter end, Melco repaid an additional HK$1,403.0 million (equivalent to US$180.6 million) principal amount outstanding under its revolving credit facilities.

Available liquidity, including cash and undrawn revolving credit facilities, as of September 30, 2025 was approximately US$2.60 billion.

Capital expenditures for the third quarter of 2025 were US$67.6 million, which included costs related to enhancement projects at City of Dreams in Macau and Studio City, and the fit-out of the casino at City of Dreams Sri Lanka.

Conference Call Information

Melco Resorts & Entertainment Limited will hold a conference call to discuss its third quarter 2025 financial results on Thursday, November

6, 2025 at 8:30 a.m. Eastern Time (or 9:30 p.m. Singapore Time).

To join the conference call, please register in advance using the below Online Registration Link. Upon registering, each participant will receive the dial-in numbers, passcode and a unique Personal PIN which can be used to join the conference.

Online Registration Link:

https://s1.c-conf.com/diamondpass/10050691-g5lnwm.html

An audio webcast and replay of the conference call will also be available at http://www.melco-resorts.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Melco Resorts & Entertainment Limited (the “Company”) may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) changes in the gaming market and visitations in Macau, the Philippines, the Republic of Cyprus and Sri Lanka, (ii) local and global economic conditions, (iii) capital and credit market volatility, (iv) our anticipated growth strategies, (v) risks associated with the implementation of the amended Macau gaming law by the Macau government, (vi) gaming authority and other governmental approvals and regulations, and (vii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1)

“Adjusted EBITDA” is net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine parties under the cooperative arrangement (the “Philippine Parties”), integrated resort and casino rent and other non-operating income and expenses. “Adjusted Property EBITDA” is net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine Parties, integrated resort and casino rent, Corporate and Other expenses and other non-operating income and expenses. Adjusted EBITDA and Adjusted Property EBITDA, which are non-GAAP financial measures, are presented as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses Adjusted EBITDA and Adjusted Property EBITDA to measure the operating performance of our segments and to compare the operating performance of our properties with those of our competitors.

The Company also presents Adjusted EBITDA and Adjusted Property EBITDA because they are used by some investors as ways to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported similar measures as supplements to financial measures in accordance with generally accepted accounting principles, in particular, U.S. GAAP or International Financial Reporting Standards. However, Adjusted EBITDA and Adjusted Property EBITDA should not be considered as alternatives to operating income/loss as indicators of the Company’s performance, as alternatives to cash flows from operating activities as measures of liquidity, or as alternatives to any other measure determined in accordance with U.S. GAAP. Unlike net income/loss, Adjusted EBITDA and Adjusted Property EBITDA do not include depreciation and amortization or interest expense and, therefore, do not reflect current or future capital expenditures or the cost of capital. The Company recognizes these limitations and uses Adjusted EBITDA and Adjusted Property EBITDA as only two of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance.

Such U.S. GAAP measurements include operating income/loss, net income/loss, cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other recurring and nonrecurring charges, which are not reflected in Adjusted EBITDA or Adjusted Property EBITDA. Also, the Company’s calculation of Adjusted EBITDA and Adjusted Property EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. The use of Adjusted Property EBITDA and Adjusted EBITDA has material limitations as an analytical tool, as Adjusted Property EBITDA and Adjusted EBITDA do not include all items that impact our net income/loss. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measure. Reconciliations of Adjusted EBITDA and Adjusted Property EBITDA with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

(2)

“Adjusted net income/loss” is net income/loss before pre-opening costs, development costs, property charges and other and loss on extinguishment of debt, net of noncontrolling interests and taxes calculated using specific tax treatments applicable to the adjustments based on their respective jurisdictions. Adjusted net income/loss attributable to Melco Resorts & Entertainment Limited and adjusted net income/loss attributable to Melco Resorts & Entertainment Limited per share (“EPS”), which are non-GAAP financial measures, are presented as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. These measures are used by management and/or evaluated by some investors, in addition to income/loss and EPS computed in accordance with U.S. GAAP, as an additional basis for assessing period-to-period results of our business. Adjusted net income/loss attributable to Melco Resorts & Entertainment Limited and adjusted net income/loss attributable to Melco Resorts & Entertainment Limited per share may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income/loss attributable to Melco Resorts & Entertainment Limited with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

About Melco Resorts & Entertainment Limited

The Company, with its American depositary shares listed on the Nasdaq Global Select Market (Nasdaq: MLCO), is a developer, owner and operator of integrated resort facilities in Asia and Europe. The Company currently operates City of Dreams (www.cityofdreamsmacau.com) and Altira Macau (www.altiramacau.com), integrated resorts located in Cotai and Taipa, Macau, respectively. Its business also includes the Mocha Clubs (www.mochaclubs.com), the only non-casino based operation of electronic gaming machines in Macau. In addition, the Company operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated resort in Cotai, Macau. In the Philippines, the Company operates and manages City of Dreams Manila (www.cityofdreamsmanila.com), an integrated resort in the Entertainment City complex in Manila. In Europe, the Company operates City of Dreams Mediterranean, an integrated resort in Limassol, in the Republic of Cyprus (www.cityofdreamsmed.com.cy) and licensed satellite casinos in other cities in Cyprus (the “Cyprus Casinos”). In South Asia, the Company operates the casino and manages the Nüwa hotel at City of Dreams Sri Lanka (www.cityofdreamssrilanka.com), an integrated resort in Colombo, Sri Lanka. For more information about the Company, please visit www.melco-resorts.com.

The Company is majority owned by Melco International Development Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited, which is in turn majority owned and led by Mr. Lawrence Ho, who is the Chairman, Executive Director and Chief Executive Officer of the Company.

For the investment community, please contact:

Jeanny Kim

Senior Vice President, Group Treasurer

Tel: +852 2598 3698

Email: jeannykim@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
Operating revenues:
Casino	$1,061,469	$944,352	$3,181,389	$2,800,640
Rooms	118,577	110,993	332,634	313,217
Food and beverage	73,270	73,512	219,766	211,191
Entertainment, retail and other	56,191	46,276	136,237	122,147

Total operating revenues	1,309,507	1,175,133	3,870,026	3,447,195

Operating costs and expenses:
Casino	(674,624)	(624,121)	(2,033,228)	(1,866,346)
Rooms	(38,623)	(33,528)	(111,186)	(93,046)
Food and beverage	(60,041)	(59,828)	(181,779)	(168,277)
Entertainment, retail and other	(27,560)	(22,868)	(74,078)	(62,515)
General and administrative	(167,005)	(140,506)	(480,449)	(411,849)
Payments to the Philippine Parties	(10,213)	(10,508)	(28,514)	(29,532)
Pre-opening costs	(7,393)	(5,763)	(50,416)	(10,935)
Development costs	(996)	(1,469)	(6,266)	(3,541)
Amortization of land use rights	(4,984)	(4,993)	(14,966)	(14,948)
Depreciation and amortization	(133,323)	(130,861)	(387,687)	(392,218)
Property charges and other	(234)	(2,103)	(47,420)	(6,317)

Total operating costs and expenses	(1,124,996)	(1,036,548)	(3,415,989)	(3,059,524)

Operating income	184,511	138,585	454,037	387,671

Non-operating income (expenses):
Interest income	1,057	3,769	5,620	12,600
Interest expense, net of amounts capitalized	(113,261)	(121,438)	(350,650)	(366,950)
Other financing costs	(992)	(2,061)	(4,970)	(5,661)
Foreign exchange (losses) gains, net	(9,296)	(1,790)	9,605	(1,283)
Other income, net	1,410	601	3,399	3,206
Loss on extinguishment of debt	(524)	(114)	(524)	(983)

Total non-operating expenses, net	(121,606)	(121,033)	(337,520)	(359,071)

Income before income tax	62,905	17,552	116,517	28,600
Income tax expense	(845)	(4,862)	(17,355)	(16,647)

Net income	62,060	12,690	99,162	11,953
Net loss attributable to noncontrolling interests	12,626	14,567	25,248	51,864

Net income attributable to Melco Resorts & Entertainment Limited	$74,686	$27,257	$124,410	$63,817

Net income attributable to Melco Resorts & Entertainment Limited per share:
Basic	$0.064	$0.021	$0.104	$0.049

Diluted	$0.063	$0.021	$0.103	$0.049

Net income attributable to Melco Resorts & Entertainment Limited per ADS:
Basic	$0.191	$0.063	$0.311	$0.146

Diluted	$0.189	$0.063	$0.309	$0.146

Weighted average shares outstanding used in net income attributable to Melco Resorts & Entertainment Limited per share calculation:
Basic	1,171,585,944	1,294,946,572	1,201,377,034	1,308,860,794

Diluted	1,184,132,090	1,295,758,173	1,207,524,521	1,312,221,773

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands, except share and per share data)

	September 30,	December 31,
	2025	2024
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$1,481,604	$1,147,193
Restricted cash	—	368
Accounts receivable, net	100,632	144,211
Receivables from affiliated companies	1,577	2,422
Inventories	35,273	32,452
Prepaid expenses and other current assets	96,627	102,521

Total current assets	1,715,713	1,429,167

Property and equipment, net	5,213,411	5,272,500
Intangible assets, net	273,773	288,710
Goodwill	25,854	82,090
Long-term prepayments, deposits and other assets, net	119,091	131,850
Restricted cash	125,215	125,511
Operating lease right-of-use assets	79,798	89,164
Land use rights, net	549,975	566,351

Total assets	$8,102,830	$7,985,343

LIABILITIES AND DEFICIT
Current liabilities:
Accounts payable	$17,380	$24,794
Accrued expenses and other current liabilities	1,024,238	1,054,018
Income tax payable, current	30,379	38,009
Operating lease liabilities, current	19,408	18,590
Finance lease liabilities, current	33,779	33,817
Current portion of long-term debt, net	457,755	21,597
Payables to affiliated companies	619	39

Total current liabilities	1,583,558	1,190,864

Long-term debt, net	6,887,549	7,135,825
Other long-term liabilities	306,299	315,299
Income tax payable, non-current	10,848	—
Deferred tax liabilities, net	37,541	36,708
Operating lease liabilities, non-current	75,796	80,673
Finance lease liabilities, non-current	154,543	165,938

Total liabilities	9,056,134	8,925,307

Deficit:
Ordinary shares, par value $0.01; 7,300,000,000 shares authorized; 1,351,540,382 and 1,351,540,382 shares issued; 1,171,986,064 and 1,259,138,299 shares outstanding, respectively	13,515	13,515
Treasury shares, at cost; 179,554,318 and 92,402,083 shares, respectively	(357,015)	(216,626)
Additional paid-in capital	2,981,659	2,985,730
Accumulated other comprehensive losses	(59,781)	(95,750)
Accumulated losses	(3,888,919)	(4,013,329)

Total Melco Resorts & Entertainment Limited shareholders’ deficit	(1,310,541)	(1,326,460)
Noncontrolling interests	357,237	386,496

Total deficit	(953,304)	(939,964)

Total liabilities and deficit	$8,102,830	$7,985,343

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net Income Attributable to Melco Resorts & Entertainment Limited to

Adjusted Net Income Attributable to Melco Resorts & Entertainment Limited (Unaudited)

(In thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
Net income attributable to Melco Resorts & Entertainment Limited	$74,686	$27,257	$124,410	$63,817
Pre-opening costs	7,393	5,763	50,416	10,935
Development costs	996	1,469	6,266	3,541
Property charges and other	234	2,103	47,420	6,317
Loss on extinguishment of debt	524	114	524	983
Income tax impact on adjustments	(12)	—	(811)	(37)
Noncontrolling interests impact on adjustments	(138)	(263)	(1,190)	(1,146)

Adjusted net income attributable to Melco Resorts & Entertainment Limited	$83,683	$36,443	$227,035	$84,410

Adjusted net income attributable to Melco Resorts & Entertainment Limited per share:
Basic	$0.071	$0.028	$0.189	$0.064

Diluted	$0.071	$0.028	$0.188	$0.064

Adjusted net income attributable to Melco Resorts & Entertainment Limited per ADS:
Basic	$0.214	$0.084	$0.567	$0.193

Diluted	$0.212	$0.084	$0.564	$0.193

Weighted average shares outstanding used in adjusted net income attributable to Melco Resorts & Entertainment Limited per share calculation:
Basic	1,171,585,944	1,294,946,572	1,201,377,034	1,308,860,794

Diluted	1,184,132,090	1,295,758,173	1,207,524,521	1,312,221,773

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Operating Income to Adjusted EBITDA and Adjusted Property EBITDA (Unaudited)

(In thousands)

	Three Months Ended September 30, 2025
	City of Dreams	Studio City	Altira Macau	Mocha and Other (3)	City of Dreams Manila	City of Dreams Mediterranean and Other	Other Operations (4)	Corporate and Other	Total
Operating income (loss)	$153,803	$45,914	$(2,275)	$4,252	$24,272	$9,537	$(11,119)	$(39,873)	$184,511
Payments to the Philippine Parties	—	—	—	—	10,213	—	—	—	10,213
Integrated resort and casino rent (5)	—	—	—	—	1,390	—	1,788	—	3,178
Pre-opening costs (6)	410	31	—	—	—	—	6,359	—	6,800
Development costs	—	—	—	—	—	—	—	996	996
Depreciation and amortization	52,242	58,152	604	1,448	4,977	13,291	2,318	5,275	138,307
Share-based compensation	1,601	416	115	47	271	107	25	5,142	7,724
Property charges and other	(1,176)	158	849	26	138	239	—	—	234

Adjusted EBITDA	206,880	104,671	(707)	5,773	41,261	23,174	(629)	(28,460)	351,963
Corporate and Other expenses	—	—	—	—	—	—	—	28,460	28,460

Adjusted Property EBITDA	$206,880	$104,671	$(707)	$5,773	$41,261	$23,174	$(629)	$—	$380,423

	Three Months Ended September 30, 2024
	City of Dreams	Studio City	Altira Macau	Mocha and Other	City of Dreams Manila	City of Dreams Mediterranean and Other	Other Operations (4)	Corporate and Other	Total
Operating income (loss)	$108,290	$36,127	$(2,152)	$5,919	$22,302	$2,111	$(2,424)	$(31,588)	$138,585
Payments to the Philippine Parties	—	—	—	—	10,508	—	—	—	10,508
Integrated resort and casino rent (5)	—	—	—	—	1,398	—	1,199	—	2,597
Pre-opening costs (6)	3,311	24	—	—	—	(2)	1,231	—	4,564
Development costs	—	—	—	—	—	—	7	1,462	1,469
Depreciation and amortization	48,967	56,015	618	962	11,469	12,679	—	5,144	135,854
Share-based compensation	1,241	342	107	43	252	103	—	4,819	6,907
Property charges and other	1,019	325	342	—	3	224	—	190	2,103

Adjusted EBITDA	162,828	92,833	(1,085)	6,924	45,932	15,115	13	(19,973)	302,587
Corporate and Other expenses	—	—	—	—	—	—	—	19,973	19,973

Adjusted Property EBITDA	$162,828	$92,833	$(1,085)	$6,924	$45,932	$15,115	$13	$—	$322,560

(3)	Mocha and Other segment includes the operation of the Grand Dragon Casino before its closure effective on September 23, 2025.
(4)

Effective from August 1, 2025, the Company’s casino operations at City of Dreams Sri Lanka, which commenced business on August 1, 2025, and provision of management services to operate certain floors of the hotel tower at City of Dreams Sri Lanka which opened to the public on July 15, 2025 were previously reported under the Corporate and Other category, has been included in the Other Operations segment. City of Dreams Sri Lanka is an integrated resort in Colombo, Sri Lanka, developed by a subsidiary of John Keells Holdings PLC, an independent third party.

(5)	Integrated resort and casino rent represents land rent and variable lease costs to Belle Corporation and casino rent to a subsidiary of John Keells Holdings PLC.
(6)	Certain amounts of pre-opening costs are grouped and reported under the line item Integrated resort and casino rent.

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Operating Income to Adjusted EBITDA and Adjusted Property EBITDA (Unaudited)

(In thousands)

	Nine Months Ended September 30, 2025
	City of Dreams	Studio City	Altira Macau	Mocha and Other (3)	City of Dreams Manila	City of Dreams Mediterranean and Other	Other Operations (4)	Corporate and Other	Total
Operating income (loss)	$454,663	$131,376	$(4,753)	$(41,496)	$50,565	$8,317	$(25,303)	$(119,332)	$454,037
Payments to the Philippine Parties	—	—	—	—	28,514	—	—	—	28,514
Integrated resort and casino rent (5)	—	—	—	—	4,192	—	5,367	—	9,559
Pre-opening costs (6)	28,871	500	—	—	—	—	16,873	—	46,244
Development costs	—	—	—	—	—	—	—	6,266	6,266
Depreciation and amortization	153,001	171,826	1,709	3,552	15,482	38,444	2,318	16,321	402,653
Share-based compensation	4,498	1,182	327	137	756	312	63	14,885	22,160
Property charges and other	(12,608)	2,319	2,162	55,583	224	128	—	(388)	47,420

Adjusted EBITDA	628,425	307,203	(555)	17,776	99,733	47,201	(682)	(82,248)	1,016,853
Corporate and Other expenses	—	—	—	—	—	—	—	82,248	82,248

Adjusted Property EBITDA	$628,425	$307,203	$(555)	$17,776	$99,733	$47,201	$(682)	$—	$1,099,101

	Nine Months Ended September 30, 2024
	City of Dreams	Studio City	Altira Macau	Mocha and Other	City of Dreams Manila	City of Dreams Mediterranean and Other	Other Operations (4)	Corporate and Other	Total
Operating income (loss)	$317,461	$92,864	$(5,710)	$18,307	$55,003	$329	$(2,962)	$(87,621)	$387,671
Payments to the Philippine Parties	—	—	—	—	29,532	—	—	—	29,532
Integrated resort and casino rent (5)	—	—	—	—	4,191	—	1,199	—	5,390
Pre-opening costs (6)	6,984	830	69	—	—	313	1,540	—	9,736
Development costs	—	—	—	—	—	—	177	3,364	3,541
Depreciation and amortization	150,141	164,774	1,750	2,813	34,450	37,611	—	15,627	407,166
Share-based compensation	3,780	1,053	334	123	835	314	—	14,428	20,867
Property charges and other	3,197	473	1,886	(5)	254	193	—	319	6,317

Adjusted EBITDA	481,563	259,994	(1,671)	21,238	124,265	38,760	(46)	(53,883)	870,220
Corporate and Other expenses	—	—	—	—	—	—	—	53,883	53,883

Adjusted Property EBITDA	$481,563	$259,994	$(1,671)	$21,238	$124,265	$38,760	$(46)	$—	$924,103

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net Income Attributable to Melco Resorts & Entertainment Limited to

Adjusted EBITDA and Adjusted Property EBITDA (Unaudited)

(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
Net income attributable to Melco Resorts & Entertainment Limited	$74,686	$27,257	$124,410	$63,817
Net loss attributable to noncontrolling interests	(12,626)	(14,567)	(25,248)	(51,864)

Net income	62,060	12,690	99,162	11,953
Income tax expense	845	4,862	17,355	16,647
Interest and other non-operating expenses, net	121,606	121,033	337,520	359,071
Depreciation and amortization	138,307	135,854	402,653	407,166
Property charges and other	234	2,103	47,420	6,317
Share-based compensation	7,724	6,907	22,160	20,867
Development costs	996	1,469	6,266	3,541
Pre-opening costs (6)	6,800	4,564	46,244	9,736
Integrated resort and casino rent (5)	3,178	2,597	9,559	5,390
Payments to the Philippine Parties	10,213	10,508	28,514	29,532

Adjusted EBITDA	351,963	302,587	1,016,853	870,220
Corporate and Other expenses	28,460	19,973	82,248	53,883

Adjusted Property EBITDA	$380,423	$322,560	$1,099,101	$924,103

Melco Resorts & Entertainment Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
Room Statistics:
City of Dreams
Average daily rate (7)	$218	$211	$218	$209
Occupancy per available room	98%	91%	98%	92%
Revenue per available room (8)	$212	$192	$213	$193
Studio City
Average daily rate (7)	$178	$171	$170	$162
Occupancy per available room	97%	96%	98%	96%
Revenue per available room (8)	$174	$164	$166	$155
Altira Macau
Average daily rate (7)	$135	$134	$133	$132
Occupancy per available room	96%	95%	97%	95%
Revenue per available room (8)	$130	$128	$129	$126
City of Dreams Manila
Average daily rate (7)	$158	$164	$160	$164
Occupancy per available room	90%	97%	93%	97%
Revenue per available room (8)	$142	$158	$150	$158
City of Dreams Mediterranean and Other
Average daily rate (7)	$595	$526	$493	$438
Occupancy per available room	72%	71%	64%	62%
Revenue per available room (8)	$425	$371	$315	$273
Other Information:
City of Dreams
Average number of table games	437	430	435	430
Average number of gaming machines	615	600	619	616
Table games win per unit per day (9)	$17,583	$14,738	$18,239	$15,237
Gaming machines win per unit per day (10)	$586	$545	$533	$509
Studio City
Average number of table games	253	253	253	250
Average number of gaming machines	726	726	749	679
Table games win per unit per day (9)	$13,572	$13,212	$13,680	$13,270
Gaming machines win per unit per day (10)	$484	$418	$485	$443
Altira Macau
Average number of table games	29	37	32	40
Average number of gaming machines	148	132	138	136
Table games win per unit per day (9)	$8,188	$8,658	$8,199	$8,433
Gaming machines win per unit per day (10)	$274	$223	$275	$247
Mocha and Other
Average number of table games	15	15	15	16
Average number of gaming machines	850	873	847	894
Table games win per unit per day (9)	$6,884	$6,888	$6,623	$6,741
Gaming machines win per unit per day (10)	$269	$276	$276	$274
City of Dreams Manila
Average number of table games	262	264	265	267
Average number of gaming machines	2,264	2,276	2,265	2,278
Table games win per unit per day (9)	$3,089	$3,308	$2,740	$3,059
Gaming machines win per unit per day (10)	$241	$272	$238	$259
City of Dreams Mediterranean and Other
Average number of table games	106	104	106	103
Average number of gaming machines	888	897	886	892
Table games win per unit per day (9)	$4,231	$2,994	$3,674	$2,959
Gaming machines win per unit per day (10)	$446	$352	$408	$334

(7)	Average daily rate is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total occupied rooms including complimentary rooms
(8)	Revenue per available room is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available
(9)

Table games win per unit per day is shown before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

(10)

Gaming machines win per unit per day is shown before non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis